December 28, 2005
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
Attention:     Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	Alkermes, Inc. Form 10-K for the Fiscal Year Ended March 31, 2005 Form 10-Q for the Quarterly Period Ended June 30, 2005 File No. 001-14131
Dear Mr. Rosenberg:
This letter is being furnished pursuant to the commitment the Company made to you during our conference call with members of your staff on Thursday, December 8, 2005. This letter confirms the Company’s proposed, prospective disclosure changes related to item 1. of your comment letter dated November 30, 2005. Additionally, the Company is providing its response to item 2., which was presented to members of your staff during the conference call, including a summary of the discussions we had regarding item 2c., which you requested the Company include in its response. The responses and supplementary information set forth below are organized in the same manner in which the Commission’s comments and headings were organized in the comment letter.
Form 10-K for the Fiscal Year Ended March 31, 2005
Consolidated Financial Statements, page F-1
Consolidated Statements of Operations and Comprehensive Loss, page F-3
Comment 1
1.	Regarding your response to prior comment two, please further clarify why it is sufficient to separately disclose your manufacturing and royalty revenues only in MD&A, as Rule 5-03(b)(1) of Regulation S-X does distinguish between “net sales of tangible products” and “other revenues”. In so doing, please address how royalty revenues represent “net sales of tangible products” as opposed to “other revenues”, especially as your response indicates that (a) manufacturing revenue is

Securities and Exchange Commission
December 28, 2005

recognized upon shipment while royalty revenues are recognized when the product is sold by your customer and (b) there are no costs associated with royalty revenues. In addition, please tell us how your statements of operations illustrate the relationship between “net sales of tangible products” and the “cost of tangible goods sold”, as apparently contemplated by Rule 5-03(b)(1) and (2).
Response 1
While the Company believes its historical presentation was appropriate, we propose to prospectively present manufacturing and royalty revenues, and related costs if any, related to its agreements with Janssen for Risperdal® Consta® separately on the face of the income statements beginning the quarter ended December 31, 2005. The Company will also follow a similar presentation for any similar agreements containing such elements into which the Company may enter in the future.
Notes to Consolidated Financial Statements, page F-6
9. Convertible Preferred Stock, page F-18
Comment 2
2. We have the following comments about your response to our prior comment five:
a. Please propose revisions to your balance sheets to clarify that the convertible preferred stock is mezzanine equity, as it could now appear to be a liability.
b. Please tell us the “elements that were considered for allocation of proceeds” and how they were either “scoped out of separate recognition” or “have no value”.
c. As the fourth paragraph under “Measurement” in EITF D-98 appears to contemplate that adjustments to the carrying amount could result in decreases to the carrying amount and increases in income applicable to common stockholders in calculating EPS, please tell us what language in EITF D-98 supports your assertions that:
i.         the “redemption amount” should be the greater of the initial carrying amount or the fair value of consideration that you would transfer upon redemption;
ii.         “the spirit of EITF D-98 appears to require” that the carrying amount “equal not just the fair value of assets that must be transferred, but the fair value of future economic benefits that would be forgone upon redemption”;

Securities and Exchange Commission
December 28, 2005

iii.        adjusting the stock “below its initial carrying amount...would imply that the holders...would make an uneconomic decision” and,
iv.        it is not appropriate to increase EPS on “the assumption that investors will make an uneconomic decision to redeem the preferred stock..., unless and until such redemption occurred.”
In addition, please explain why you appear to believe that the excess of the initial carrying amount over fair value should not have been included in equity. Finally, please tell us why you appear to believe that EPS should not have been increased when the fair value was less than the initial carrying amount.
Response 2
Regarding item 2a., the Company presented its consolidated balance sheets for the quarter ended September 30, 2005 in a manner intended to clearly indicate its conclusion that the convertible preferred stock is considered mezzanine equity. A new caption “total liabilities” was added and the caption “convertible preferred stock” was further separated from the caption “shareholders equity”. Additionally, beginning with our periodic report on form 10-Q for the quarter ended December 31, 2005, the Company proposes to revise the caption “TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY” to “TOTAL LIABILITIES, CONVERTIBLE PREFERRED STOCK AND SHAREHOLDERS’ EQUITY”.
Regarding item 2b., there are two embedded features in the preferred stock which were considered for possible separation. Those features are the holder’s option to redeem the security in exchange for a reduction in the royalty to be paid to the Company by the holder for sales of product containing the Company’s licensed technology (the “Redemption Feature”), and the Company’s option to convert the preferred stock to common stock (the “Conversion Feature”). For purposes of the discussion that follows on evaluating these features, the preferred stock is considered to be a debt host due to the redemption rights present in the security.
With respect to the Redemption Feature, the Company concluded that this feature required evaluation under SFAS 133. In general, the Company’s conclusion is as follows, applying the provisions of paragraph 12 of SFAS 133:
1. The Redemption Feature would not appear to be clearly and closely related to the purpose of a debt host, applying the guidance contained in DIG Issue B16, as the payoff is indexed to a variable other than interest rates or credit risk;
2. The preferred stock is not required to be carried at fair market value by any other provision of generally accepted accounting principles in the United States (“GAAP”);

Securities and Exchange Commission
December 28, 2005

3. The Redemption Feature does not meet the provisions of paragraph 12(c) as the Redemption Feature would be outside the scope of SFAS 133 on a stand alone basis.
The Company’s conclusion that the Redemption Feature was specifically excluded from the scope of SFAS 133 is based on the guidance contained in paragraph 10e(3) of SFAS 133, which states in part:
“Contracts that are not exchange-traded are not subject to the requirements of this Statement if the underlying on which the settlement is based is one of the following: .... (3) specified volumes of sales or service revenues of one of the parties to the contract.”
Since the ultimate value of the Redemption Feature is tied to the volume of sales generated by the holder and the feature is not exchange traded, the Redemption Feature meets this exception and is not within the scope of SFAS 133. Accordingly, separate recognition of this feature is neither required nor allowed under GAAP.
The Conversion Feature allows the Company to convert the preferred into common at a price determined based upon the average market value of the common stock for a 10-day window immediately prior to conversion. Again, applying the guidance contained in paragraph 12 of SFAS 133:
1. Since the preferred stock is considered a debt host, a conversion feature is not clearly and closely related to the purpose of the host instrument;
2. The preferred stock is not required to be carried at fair market value by any other provision of GAAP;
3. While paragraph 11(a) of SFAS 133 indicates that contracts which are indexed to a Company’s own common stock are outside the scope of SFAS 133, an analysis of the Conversion Feature under EITF 00-19 indicates that this feature may not meet the requirements of this scope exemption. The EITF 00-19 issues are discussed in the next paragraph.
The Conversion Feature can only be settled in shares. However, because the price of the Company’s common stock will vary, the Conversion Feature does not satisfy the criteria in EITF 00-19 for classification as equity, as the number of shares issuable on exercise could conceivably exceed the number of shares currently available for issuance. Specifically, the Conversion Feature fails the requirements of paragraph 19 of EITF 00-19. As a result, the option should be bifurcated from the host and accounted for separately as a liability. However, since conversion is always at a price that approximates market, the fair value of this feature will always be essentially zero and the Company has not accounted for this feature separately due to immateriality.
Regarding item 2c., as previously disclosed to you, the Company has classified the convertible preferred stock as mezzanine equity due to the existence of the Redemption Feature. Following the analysis described above, the entire proceeds of the issuance of the convertible preferred stock were allocated to the stock and, accordingly, the initial

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December 28, 2005

carrying value of the security in the mezzanine was the cash received, $30 million. The Redemption Feature is considered to be within the scope of EITF D-98, although the only cash actually transferable amounts to $30.00. The Company believes that the right to receive future royalties represents an asset transferable to the holder on exercise and, accordingly, represents the majority of the anticipated redemption proceeds.
At the time the parties entered into this arrangement, the purpose of the funding round was specifically to provide cash for development of the products covered by the royalty arrangements subject to the Redemption Feature. The clear intent of the parties at the time was to fund the pulmonary insulin project. The agreements contain explicit language indicating that the funds had to be spent on those projects, and in the event that the entire balance was not expended on the pulmonary insulin project, the holder had the right to direct the Company as to where such funds could be spent, although under no circumstances would the Company be required to return the funds to the holder. Accordingly, at the time of issuance, it appeared to the Company that the initial carrying value of $30 million represented the estimated fair value of the right to royalties that would be foregone in the event of redemption of the preferred shares.
While the Company acknowledges that the fair value of the Redemption Feature presented in the convertible preferred stock could have decreased (as evidenced by the fact that the counterparty has not exercised the Redemption Feature in response to the Company’s recent exercise of a portion of the Conversion Feature), the Company does not believe that it is appropriate to record such changes until such time as the security is either redeemed or converted. Specifically, the Company is uncomfortable with the notion of recording that reduction in redemption price as an adjustment (increase) to income available to common shareholders, even though a strict reading of EITF Topic D-98 would appear to require that the Company do so.
The Company’s concern is that recording decreases in redemption price as a reduction of the temporary equity balance, with an offsetting increase in retained earnings (and income available to common shareholders) would give the impression that common shareholders are currently benefiting from the arrangement. In reality, if the market opportunity for the product covered by the arrangement does not come to fruition, and the counterparty does not redeem, the Company’s common shareholders’ interests will be substantially diluted as the preferred shares are converted into common shares. It seems inappropriate to record a benefit to the common shareholders’ in periods leading up to substantial dilution. The Company believes that leaving the temporary equity balance at its initial carrying value of $30 million until such time as (a) the redemption price increases above $30 million, or (b) shares convert into common, captures the economics of the scenario – either common investors will be forfeiting royalties as a result of redemption, or the $30 million will be converted into common equity. The Company believes this is appropriate in this circumstance because redemption is not mandatory (but is rather at the option of the holder), and redemption seems less likely to occur as the value of the consideration to be received upon redemption declines.
In addition, it is noted for the Staff that the Company recently converted $15 million worth of the convertible preferred stock to $15 million of common stock.

Securities and Exchange Commission
December 28, 2005

If the value of the consideration to be received by the holder were greater than $15 million, the holder would have redeemed the preferred stock instead of accepting conversion. This would indicate that the value of the reduction in royalties at the time of conversion was less than $15 million. If the Company had recognized the decrease in redemption value as increases in income available to common shareholders, it would have recognized a transfer of value from the preferred shareholders to the common shareholders that did not actually happen, as the preferred shareholders in fact received $15 million worth of common shares for that amount of preferred stock.
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Securities and Exchange Commission
December 28, 2005

The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of disclosures in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
         If you have any questions with regard to the Company’s responses, need further supplemental information or would like to discuss any of the matters covered in this letter, please contact the undersigned at (617) 583-6127.
Sincerely,

/s/ James M. Frates James M. Frates Chief Financial Officer